FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Outlines Details of Business Strategy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Outlines Details of Business Strategy

Tokyo, April 27, 2016 – Nomura Holdings, Inc. today outlined details of its business strategy at the company’s Investor Day held in Tokyo.

In August 2014, Nomura announced its long-term management vision and reaffirmed its commitment to build a solid operating platform that is capable of delivering sustainable growth under any environment. Nomura’s long-term vision and underlying strategy remain unchanged.

To respond swiftly to the rapidly changing environment, Nomura took decisive action to refine its Wholesale offerings in EMEA and the Americas.

In EMEA, Global Markets and Investment Banking will work together to control costs and improve profitability by allocating resources to areas where Nomura has a competitive advantage and strong client demand.

In the Americas, Nomura will strengthen its franchise in areas of strength and pursue growth opportunities in the world’s largest market.

In Asia-Pacific including Japan, Nomura will deepen collaboration between Wholesale, Retail, Asset Management and Wealth Management and will further expand its franchise to tap into the growth potential in the region.

For details on Nomura’s strategy and changes in the EMEA and Americas regions announced on April 12, 2016, please refer to the Investor Day presentation available at:

http://www.nomuraholdings.com/investor/presentation/

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.